EXHIBIT 99.1

FirstService Reports Strong Third Quarter Results

Double-Digit Revenue Growth at Both FirstService Residential and FirstService Brands

Adjusted EBITDA Up 38% Led by Operational Improvements at FirstService Residential

Operating highlights:

	Three months ended		Nine months ended
	September 30		September 30
	2015	2014	2015	2014

Revenues (millions)	$ 349.5	$ 312.0	$ 948.0	$ 849.8
Adjusted EBITDA (millions) (note 1)	39.1	28.3	80.7	61.6
Adjusted EPS (note 2)	0.50	0.39	0.92	0.70

TORONTO, Oct. 28, 2015 (GLOBE NEWSWIRE) -- FirstService Corporation (TSX:FSV) (Nasdaq:FSV) today reported results for its third quarter ended September 30, 2015. All amounts are in US dollars.

Revenues for the third quarter were $349.5 million, a 12% increase relative to the same quarter in the prior year, Adjusted EBITDA (note 1) increased 38% to $39.1 million, and Adjusted EPS (note 2) was $0.50, a 28% increase versus the prior year quarter. GAAP diluted earnings per share was $0.39 in the quarter, versus $0.24 for the same quarter a year ago.

For the nine months ended September 30, 2015, revenues were $948.0 million, a 12% increase relative to the comparable prior year period, Adjusted EBITDA was $80.7 million, up 31%, and Adjusted EPS was $0.92, a 31% increase versus the prior year period. GAAP diluted EPS for the nine month period was $0.50, compared to $0.46 in the prior year period.

"FirstService performed very well across all of its operations for the quarter. At FirstService Residential, we continued to realize strong organic growth primarily driven by market share gains. The business also recorded a significant increase in profitability in line with our expectations," said Scott Patterson, Chief Executive Officer of FirstService. "FirstService Brands' franchised systems continued to capitalize on a buoyant home improvement sector and we made good progress in advancing the operational foundation for our corporate store strategies to position for future growth. We remain on track for delivering upon our original expectations for current year consolidated results," he concluded.

About FirstService Corporation

FirstService Corporation is a North American leader in the property services sector serving its customers through two industry leading platforms: FirstService Residential - North America's largest manager of residential communities; and FirstService Brands - one of North America's largest providers of essential property services delivered through individually branded franchise systems and company-owned operations.

FirstService generates more than US$1.1 billion in annual revenues and has more than 15,000 employees across North America. With significant insider ownership and an experienced management team, FirstService has a long-term track record of creating value and superior returns. The common shares of FirstService trade on the NASDAQ under the symbol "FSV" and on the Toronto Stock Exchange under the symbol "FSV". More information is available at www.ﬁrstservice.com.

Segmented Quarterly Results

FirstService Residential revenues were $277.9 million for the third quarter, up 11% versus the prior year quarter. Revenue growth was comprised of 8% organic growth (10% on a local currency basis) and 3% from recent acquisitions. Adjusted EBITDA for the quarter was $25.3 million, versus $16.5 million in the prior year period. Third quarter performance was driven by continued strong growth from new client wins and margin expansion from regional operational improvements. Prior period results were adversely affected by higher than expected employee medical benefits costs and non-recurring expenses related to the down-sizing of our homeowner collection business.

FirstService Brands revenues grew to $71.6 million, up 16% relative to the prior year period. Revenue growth was driven by organic growth of 9% (11% on a local currency basis) and augmented by 7% growth from recent acquisitions, the most significant being our first Paul Davis Restoration corporate store investment. Adjusted EBITDA for the third quarter was $16.6 million, up from $15.1 million in the prior year period. Most of our franchised operations contributed strong performance, partially offset by slower weather-related claims growth at Paul Davis and further investments in our corporate-owned strategies at both California Closets and Paul Davis which resulted in a modest margin decline for the division.

Corporate costs were $2.9 million in the second quarter, relative to $3.3 million in the prior year period.

Conference Call

FirstService will be holding a conference call on Wednesday, October 28, 2015 at 11:00 a.m. Eastern Time to discuss the quarter's results. The call will be simultaneously webcast and can be accessed live or after the call at www.firstservice.com in the "Investors / Newsroom" section.

Forward-looking Statements

This press release includes or may include forward-looking statements. Forward-looking statements include the Company's financial performance outlook and statements regarding goals, beliefs, strategies, objectives, plans or current expectations. These statements involve known and unknown risks, uncertainties and other factors which may cause the actual results to be materially different from any future results, performance or achievements contemplated in the forward-looking statements. Such factors include: (i) general economic and business conditions, which will, among other things, impact demand for the Company's services and the cost of providing services; (ii) the ability of the Company to implement its business strategy, including the Company's ability to acquire suitable acquisition candidates on acceptable terms and successfully integrate newly acquired businesses with its existing businesses; (iii) changes in or the failure to comply with government regulations; and (iv) other factors which are described in the Company's filings with applicable Canadian and United States securities regulatory authorities (which factors are adopted herein).

Summary financial information is provided in this press release. This press release should be read in conjunction with the Company's quarterly financial statements and MD&A to be made available on SEDAR at www.sedar.com.

Notes

1. Reconciliation of net earnings from continuing operations to adjusted EBITDA:

Adjusted EBITDA is defined as net earnings, adjusted to exclude: (i) income tax; (ii) other expense (income); (iii) interest expense; (iv) depreciation and amortization; (v) acquisition-related items; (vi) stock-based compensation expense and (vii) spin-off transaction costs. We use adjusted EBITDA to evaluate our own operating performance and our ability to service debt, as well as an integral part of our planning and reporting systems. Additionally, we use this measure in conjunction with discounted cash flow models to determine the Company's overall enterprise valuation and to evaluate acquisition targets. We present adjusted EBITDA as a supplemental measure because we believe such measure is useful to investors as a reasonable indicator of operating performance because of the low capital intensity of the Company's service operations. We believe this measure is a financial metric used by many investors to compare companies, especially in the services industry. This measure is not a recognized measure of financial performance under GAAP in the United States, and should not be considered as a substitute for operating earnings, net earnings from continuing operations or cash flow from operating activities, as determined in accordance with GAAP. Our method of calculating adjusted EBITDA may differ from other issuers and accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings from continuing operations to adjusted EBITDA appears below.

	Three months ended		Nine months ended
(in thousands of US$)	September 30		September 30
	2015	2014	2015	2014

Net earnings	$ 18,917	$ 14,144	$ 30,291	$ 24,928
Income tax	10,057	4,096	19,316	10,719
Other income, net	(10)	31	109	(97)
Interest expense, net	2,453	1,733	7,044	5,199
Operating earnings	31,417	20,004	56,760	40,749
Depreciation and amortization	6,979	7,049	21,112	18,365
Acquisition-related items	186	795	469	1,118
Stock-based compensation expense	495	462	1,629	1,374
Spin-off transaction costs	--	--	740	--
Adjusted EBITDA	$ 39,077	$ 28,310	$ 80,710	$ 61,606

2. Reconciliation of net earnings from continuing operations and diluted net earnings (loss) per share from continuing operations to adjusted net earnings and adjusted net earnings per share:

Adjusted earnings per share is defined as diluted net earnings (loss) per share, adjusted for the effect, after income tax, of: (i) the non-controlling interest redemption increment; (ii) acquisition-related items; (iii) amortization expense related to intangible assets recognized in connection with acquisitions; (iv) stock-based compensation expense; (v) spin-off transaction costs and (vi) a spin-off tax charge. We believe this measure is useful to investors because it provides a supplemental way to understand the underlying operating performance of the Company and enhances the comparability of operating results from period to period. Adjusted earnings per share is not a recognized measure of financial performance under GAAP, and should not be considered as a substitute for diluted net earnings per share from continuing operations, as determined in accordance with GAAP. Our method of calculating this non-GAAP measure may differ from other issuers and, accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings from continuing operations to adjusted net earnings and of diluted net earnings (loss) per share from continuing operations to adjusted earnings per share appears below.

	Three months ended		Nine months ended
(in thousands of US$)	September 30		September 30
	2015	2014	2015	2014

Net earnings	$ 18,917	$ 14,144	$ 30,291	$ 24,928
Non-controlling interest share of earnings	(2,421)	(2,676)	(4,834)	(5,108)
Acquisition-related items	186	795	469	1,118
Amortization of intangible assets	2,334	3,091	7,275	6,513
Stock-based compensation expense	495	462	1,629	1,374
Spin-off transaction costs	--	--	740	--
Spin-off tax charge	--	--	1,646	--
Income tax on adjustments	(1,107)	(1,398)	(3,628)	(3,086)
Non-controlling interest on adjustments	(44)	(74)	(133)	(141)
Adjusted net earnings	$ 18,360	$ 14,344	$ 33,455	$ 25,598

	Three months ended		Nine months ended
(in US$)	September 30		September 30
	2015	2014	2015	2014

Diluted net earnings per share	$ 0.39	$ 0.24	$ 0.50	$ 0.46
Non-controlling interest redemption increment	0.07	0.08	0.20	0.09
Acquisition-related items	--	0.02	0.01	0.03
Amortization of intangible assets, net of tax	0.03	0.05	0.11	0.10
Stock-based compensation expense, net of tax	0.01	--	0.03	0.02
Spin-off transaction costs, net of tax	--	--	0.02	--
Spin-off tax charge	--	--	0.05	--
Adjusted earnings per share	$ 0.50	$ 0.39	$ 0.92	$ 0.70

FIRSTSERVICE CORPORATION
Condensed Consolidated Statements of Earnings
(in thousands of US dollars, except per share amounts)
	Three months		Nine months
	ended September 30		ended September 30
(unaudited)	2015	2014	2015	2014

Revenues	$ 349,525	$ 312,029	$ 947,965	$ 849,828

Cost of revenues	241,048	215,906	662,497	598,412
Selling, general and administrative expenses	69,895	68,275	206,387	191,184
Depreciation	4,645	3,958	13,837	11,852
Amortization of intangible assets	2,334	3,091	7,275	6,513
Acquisition-related items (1)	186	795	469	1,118
Spin-off transaction costs	--	--	740	--
Operating earnings	31,417	20,004	56,760	40,749
Interest expense, net	2,453	1,733	7,044	5,199
Other expense (income)	(10)	31	109	(97)
Earnings before income tax	28,974	18,240	49,607	35,647
Income tax	10,057	4,096	19,316	10,719
Net earnings	18,917	14,144	30,291	24,928
Non-controlling interest share of earnings	2,421	2,676	4,834	5,108
Non-controlling interest redemption increment	2,431	2,870	7,326	3,251
Net earnings attributable to Company	$ 14,065	$ 8,598	$ 18,131	$ 16,569

Net earnings per common share
Basic	$ 0.39	$ 0.24	$ 0.50	$ 0.46
Diluted	$ 0.39	$ 0.24	$ 0.50	$ 0.46

Adjusted earnings per share (2)	$ 0.50	$ 0.39	$ 0.92	$ 0.70

Weighted average common shares (thousands)
Basic	35,974	35,971	35,973	35,971
Diluted	36,457	36,365	36,581	36,371

Notes to Condensed Consolidated Statements of Earnings (Loss)
(1) Acquisition-related items include transaction costs, and contingent acquisition consideration fair value adjustments.
(2) See definition and reconciliation above.

Condensed Consolidated Balance Sheets
(in thousands of US dollars)

(unaudited)	September 30, 2015	December 31, 2014

Assets
Cash and cash equivalents	$ 49,606	$ 66,790
Accounts receivable	116,926	115,143
Inventories	14,493	9,489
Prepaid expenses and other current assets	55,398	59,301
Current assets	236,423	250,723
Other non-current assets	5,776	4,736
Fixed assets	57,232	55,203
Deferred income tax	8,348	4,572
Goodwill and intangible assets	301,951	300,310
Total assets	$ 609,730	$ 615,544

Liabilities and shareholders' equity
Accounts payable and accrued liabilities	$ 109,323	$ 80,250
Other current liabilities	30,584	28,119
Long-term debt - current	1,133	17,725
Current liabilities	141,040	126,094
Long-term debt - non-current	197,464	221,632
Other liabilities	14,677	13,907
Deferred income tax	13,412	14,236
Redeemable non-controlling interests	74,240	80,926
Shareholders' equity	168,897	158,749
Total liabilities and equity	$ 609,730	$ 615,544

Supplemental balance sheet information
Total debt	$ 198,597	$ 239,357
Total debt, net of cash	148,991	172,567

Consolidated Statements of Cash Flows
(in thousands of US dollars)
	Three months ended		Nine months ended
	September 30		September 30
(unaudited)	2015	2014	2015	2014

Cash provided by (used in)

Operating activities
Net earnings	$ 18,917	$ 14,144	$ 30,291	$ 24,928
Items not affecting cash:
Depreciation and amortization	6,980	7,049	21,113	18,365
Deferred income tax	(4,535)	(186)	(4,312)	(1,339)
Other	(1,345)	630	(1,165)	1,532
	20,017	21,637	45,927	43,486

Changes in non-cash working capital
Accounts receivable	(150)	7,114	469	289
Payables and accruals	28,469	3,623	28,811	4,641
Other	(14,326)	(8,860)	681	(3,848)
Net cash provided by operating activities	34,010	23,514	75,888	44,568

Investing activities
Acquisition of businesses, net of cash acquired	(3,502)	(7,724)	(12,002)	(16,509)
Purchases of fixed assets	(3,884)	(4,069)	(14,291)	(15,963)
Other investing activities	(1,262)	(48)	(2,735)	(835)
Net cash used in investing activities	(8,648)	(11,841)	(29,028)	(33,307)

Financing activities
Increase in long-term debt, net	(23,497)	(28,493)	(40,760)	29,880
Net contributions (distributions) from/to Old FSV	--	13,774	1,995	(17,177)
Purchases of non-controlling interests	(29)	(365)	(17,415)	(8,857)
Financing fees paid	(4)	--	(1,090)	--
Dividends paid to common shareholders	(3,597)	--	(3,597)	--
Distributions paid to non-controlling interests	(412)	(422)	(2,699)	(2,806)
Other financing activities	1,523	--	(246)	(1,774)
Net cash (used in) provided by financing activities	(26,016)	(15,506)	(63,812)	(734)

Effect of exchange rate changes on cash	(1,578)	(206)	(232)	(231)

(Decrease) increase in cash and cash equivalents	(2,232)	(4,039)	(17,184)	10,296

Cash and cash equivalents, beginning of period	51,838	100,701	66,790	86,366

Cash and cash equivalents, end of period	$ 49,606	$ 96,662	$ 49,606	$ 96,662

Segmented Results
(in thousands of US dollars)

	FirstService	FirstService
(unaudited)	Residential	Brands	Corporate	Consolidated

Three months ended September 30
2015
Revenues	$ 277,938	$ 71,587	$ --	$ 349,525
Adjusted EBITDA	25,310	16,648	(2,881)	39,077

Operating earnings	20,298	14,524	(3,405)	31,417
2014
Revenues	$ 250,209	$ 61,820	$ --	$ 312,029
Adjusted EBITDA	16,518	15,065	(3,273)	28,310

Operating earnings	10,460	13,302	(3,758)	20,004

	FirstService	FirstService
	Residential	Brands	Corporate	Consolidated

Nine months ended September 30
2015
Revenues	$ 766,535	$ 181,430	$ --	$ 947,965
Adjusted EBITDA	55,141	31,657	(6,088)	80,710

Operating earnings	38,655	25,897	(7,792)	56,760

2014
Revenues	$ 691,675	$ 158,153	$ --	$ 849,828
Adjusted EBITDA	38,702	28,722	(5,818)	61,606

Operating earnings	24,427	23,587	(7,265)	40,749
CONTACT: Scott Patterson
         President & CEO

         Jeremy Rakusin
         Chief Financial Officer

         (416) 960-9500